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August 27, 2015
Alison T. White
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. White:

On June 29, 2015, Cambria ETF Trust (the “Trust” or “Registrant”) filed post-effective amendment no. 17 to its registration statement on Form N-1A (the “Post-Effective Amendment”) (accession number 0001398344-14-004489) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of the Cambria Emerging Shareholder Yield ETF and Cambria Value and Momentum ETF (the “Funds”), each a series of the Trust.

You provided oral comments to the Post-Effective Amendment on July 24, 2015.  Following below is a summary of the comments and the Registrant’s responses to them.  Defined terms used below have the same meanings as in the Post-Effective Amendment.

GENERALLY

1.	Provide, supplementally, the date on which each Fund is expected to commence operations.

RESPONSE:  Assuming favorable market conditions, it is currently anticipated that the Funds will commence operations in Fall 2015.

PROSPECTUS

Fund Summaries

2.	Add “Authorized Participants Concentration Risk” as a principal risk for each Fund.

RESPONSE:  The Registrant has made the requested change.

3.	Add “International Closed Market Trading Risk” as a principal risk for each Fund.

RESPONSE:  The Registrant has made the requested change.

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4.	The “Principal Investment Strategies” section for the Cambria Value and Momentum ETF states that the Fund will consider “cyclically adjust valuation metrics” in selecting investments. Replace such language with a plain English description.

RESPONSE:  The Registrant has deleted the referenced Item 4 disclosure.

5.	The “Principal Investment Strategies” section for the Cambria Value and Momentum ETF states that the Fund will limit its exposure to any particular sector. Disclose the maximum allocation to a particular sector.

RESPONSE:  The Registrant has made the requested change.

6.	The “Principal Investment Strategies” section of the Cambria Value and Momentum ETF states that the Fund may engage in short sales. Confirm, supplementally, that estimated dividend, interest and brokerage expenses on short positions are included as part of the Fund’s estimated “Other Expenses” in the Annual Fund Operating Expenses table.

RESPONSE:  The Registrant states that the Fund no longer intends to engage in short sales as part of its principal investment strategies.

Fund Management

7.	Under the “Portfolio Managers” heading, provide the business experience during the past 5 years of Mebane T. Faber.

RESPONSE:  The Registrant has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Restrictions

8.	Provide disclosure adjacent to the Funds’ fundamental investment policies providing how the Funds interpret such policies under the current requirements of the Investment Company Act, the rules and regulations thereunder and any applicable exemptive relief.

RESPONSE:  The Registrant has made the requested change.

Management of the Funds

9.	Under the “Committees” heading, the disclosure provides that the Nominating Committee of the Trust generally will not consider potential candidates for nomination identified by shareholders. If the Nominating Committee will consider shareholder nominations, describe the procedures to be followed by shareholders in submitting recommendations.

RESPONSE:  The Nominating Committee will not consider potential candidates for nomination identified by shareholders and has modified the disclosure accordingly.

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Portfolio Managers

10.	Under the “Compensation” heading, the disclosure states that the portfolio managers’ compensation is aligned with the interests of the adviser’s clients, including the Funds and their shareholders. Disclose how the portfolio managers’ compensation structure achieves such a result.

RESPONSE:  The Registrant has made the requested change.

OTHER INFORMATION

Indemnification

11.	If the Registrant intends to request acceleration of the effective date of the registration statement, include the undertaking required by Rule 484 under the Securities Act of 1933, as amended.

RESPONSE:  The Registrant does not intend to request acceleration of the registration statement.

*            *            *            *            *

In connection with responding to the Staff’s comment, the Registrant acknowledges that:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Post-Effective Amendment or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Eric W. Richardson Mebane T. Faber
Cambria Investment Management, LP